Exhibit 99.1

MINUTES OF THE TWENTY SECOND EXTRAORDINARY

SHAREHOLDERS MEETING OF BANCO SANTANDER – CHILE

JANUARY 9, 2017

An Extraordinary Shareholders Meeting of Banco Santander – Chile convened in Santiago on January 9, 2017 at 5:00 pm, at Calle Bandera No. 140, 12th Floor, Santiago, chaired by the company’s Chairman Mr. Vittorio Corbo Lioi, with the Inspector, Mr. Cristián Florence Kauer, acting as Secretary, having been designated by the Board to hold that position. The Notary Public of the Thirty Seventh Notarial Office of Santiago, Ms. Nancy de la Fuente Hernández, was present.

Also present were the principal director Mr. Juan Pedro Santa María, the alternate director Ms. Blanca Bustamante Bravo, and the General Manager, Mr. Claudio Melandri Hinojosa.

SUMMONS AND ATTENDANCE

The Chairman stated that, whereas 95.440% of the issued voting shares were present, a quorum sufficient to adopt resolutions on the topics to be addressed at this meeting, the meeting was in session.

The Secretary stated that this meeting was convened in response to a Board resolution adopted at its ordinary session of December 20, 2016.

A letter was sent to the Superintendency of Banks and Financial Institutions on the same day December 20, informing it that the meeting would be held. The Superintendency of Securities and Insurance, the Santiago and Valparaiso Stock Exchanges, the Electronic Exchange, the New York Stock Exchange, and the U.S. Securities and Exchange Commission – SEC) were likewise informed thereof.

The notices of meeting were published in the El Mercurio newspaper of Santiago on December 21 and 29, 2016 and January 3 of the current year, reading verbatim as follows:

[logo] Santander

EXTRAORDINARY SHAREHOLDERS MEETING

Pursuant to a Board resolution, you are summoned to an Extraordinary Shareholders Meeting of Banco Santander – Chile to be held on January 9, 2017 commencing at 5:00 pm, at the Bank’s offices located at Bandera No. 140, 12th Floor, Santiago, with the aim of addressing the following topics over which it has competence:

1)	Change the Bank’s name, solely by deleting the possibility of using the names Banco Santander Santiago or Santander Santiago;

2)	Reduce the number of principal directors from 11 to 9, while conserving the 2 alternate directors, and accordingly amend related clauses of the bylaws. It is proposed that the current directors remain in office until the next Board election to be held as provided for in the corporate bylaws;
3)	Update the capital stock stipulated in the bylaws to reflect the revaluation of own capital occurring between January 1, 2002 and December 31, 2008;
4)	Delete transitory clauses of the bylaws which have already produced all their effects;
5)	Amend other provisions of the bylaws to bring them into compliance with the currently applicable provisions of law;
6)	To reflect the foregoing changes, approve an updated and restated text of the Bank’s corporate bylaws;
7)	Render accounts for the operations or transactions to which Title XVI of Law 18.046 on Corporations refers;
8)	Adopt the other resolution and confer the powers of attorney which may be necessary to comply with and carry out the resolutions adopted at the meeting.

In conformity with article 59, second part, of Law 18,046 on Corporations, a full copy of the documentation for the topics put to a vote at the meeting and a comparative text of the Bank’s bylaws may be requested of the Banco Santander-Chile Shares Department, located at Bombero Ossa 1068, 8th floor, by the shareholders, without prejudice to the availability thereof at www.santander.cl.

PARTICIPATION IN THE MEETING

The shareholders of Banco Santander – Chile who appear in the Shareholders Registry as of midnight on January 3, 2017 shall be entitled to participate in the meeting.

QUALIFICATION OF PROXY INSTRUMENTS

The qualification of proxy instruments, if applicable, shall be carried out on the day of the meeting and up to the time when it is scheduled to convene.

VITTORIO CORBO LIOI
CHAIRMAN

Letters containing the notice of meeting were sent to the shareholders on December 22, 2016, in conformity with the provisions of article 59 of the Corporations Act.

The topics and justifications for the proposals to be debated and resolved at the meeting were placed at the shareholders’ disposal on the www.santander.cl website,

“Shareholders” section, and were likewise made available at the Bank’s Shares Department, located at Bombero Ossa 1068, eighth floor.

The Secretary subsequently reported shareholders owning 179,853,825,951 shares out of the 188,466,126,794 issued voting shares were present or duly represented, as is reflected in the duly signed list of attendance. The itemization of said list is as follows:

ROLL OF ATTENDANCE AT THE EXTRAORDINARY SHAREHOLDERS MEETING

OF BANCO SANTANDER, JANUARY 9, 2017

No.	SHAREHOLDER’s Name	Own Shares	Shares Represented	Total Shares
1	AFP Capital (Hurtado de Mendoza Gonzalo)	0	1,413,781,941	1,413,781,941
2	AFP Cuprum (Guerere Roselli Luisa)	0	1,286,936,330	1,286,936,330
3	AFP Modelo (Araya Medina Andrés)	0	284,016,192	284,016,192
4	AFP Planvital (Arroyo Fonseca Andrés)	0	283,532,746	283,532,746
5	AFP Provida (Ross Molina Javiera)	0	2,185,932,652	2,185,932,652
6	Aguirrebeña Kirsten Gonzalo	0	16,577	16,577
7	Banchile C de Bolsa (Acle Kattan Cristina)	0	717,524,560	717,524,560
8	Banco Chile on behalf of third parties (Velasco Barahona José)	0	5,260,506,414	5,260,506,414
9	Banco Itau on behalf of third parties (Pietruszka Malgorazata)	0	4,527,193,403	4,527,193,403
10	Banco Santander on behalf of third parties (Asenio Matus Francisco)	0	2,499,946,414	2,499,946,414
11	Cerda Vergara Manuel	827,313	0	827,313
12	Corbo Lioi Vittorio	0	1,809,045	1,809,045
13	Díaz Velasco Raúl Ignacio	45,550	0	45,550
14	Ecclefield Escobar Ricardo	0	59,770,481,573	59,770,481,573
15	Goic Peralta Iván	320,000	0	320,000
16	Lara Hormazabal José Alberto	642,265	0	642,265
17	Santolalla García Jaime	100,000	0	100,000
18	The Bank of New York Mellon (Sepúlveda Gálvez Andrés)	0	34,796,933,671	34,796,933,671
19	Tobar Renovales Sergio Enrique	51,100	0	51,100
20	Urbano Moreno Edgardo	0	66,822,519,695	66,822,519,695
21	Urmeneta de la Barrera Juan	708,510	0	708,510
	Total Attendance	2,694,738	179,851,131,213	179,853,825,951

The Secretary added that instructions regarding the votes they wish to cast have been received from the representative of the ADR Shareholders, The Bank of New York Mellon, Banco de Chile for a third-party account, Banco Santander – Chile for a foreign investors’ account, Banco Santander – Chile for the HSBC Bank London Client Account, Banchile Corredores de Bolsa S.A. in its capacity as custodian for a third-party account, and Banco Itaú S.A. in its capacity as custodian for a third-party account, and that instructions were likewise received from their representatives.

The Chairman stated that the Secretary’s report was concluded and that the requirements of the law and the bylaws for the meeting to validly convene had been satisfied, wherefore he declared it lawfully in session.

MINUTES OF THE PREVIOUS MEETING AND SIGNATORIES OF THESE MINUTES

The Chairman made a record of the fact that the minutes of the Ordinary Shareholders Meeting held on April 26, 2016 were approved and signed by the persons designated to do so.

The Chairman stated that the following persons have been proposed to sign the minutes, jointly with the Chairman and Secretary: Mr. Edgardo Urbano Moreno, who represents the shareholder Santander Chile Holding S.A.; Mr. Ricardo Ecclefield Escobar, who represents the shareholder Teatinos Siglo XXI Inversiones S.A.; Mr. Andrés Sepúlveda Gálvez, who represents the shareholder The Bank of New York Mellon; Mr. Gonzalo Aguirrebeña Kirsten, for the shareholder Santander Inversiones S.A.; Mr. Andrés Arroyo Fonseca, who represents the shareholder AFP Plan Vital; and Mr. Enrique Larrondo Rencoret. He proposed that the aforementioned persons sign the minutes, but that they are to be understood as approved with the signatures of any three of them jointly with the Chairman and the Secretary. It was approved for the minutes to be signed by the aforementioned persons, but they shall be understood to be approved when signed by the Chairman, the Secretary, and any three of the aforementioned persons present.

VOTING SYSTEM

To make the process of expression of the shareholders’ will in regard to the proposals more expeditious, and in conformity with article 62 of Law 18,046 on Corporations and article 119 of said Act’s Regulations, it was proposed to approve the decision on the topics in the meeting’s agenda by acclamation, making a record of any abstentions or votes against in relation to the topic in question, in the event it is approved; or of the votes in favor in the event it is rejected, while also making a record in the minutes of the shareholders whom the law requires to vote by voice. The proposal to conduct the voting on the agenda items by acclamation was approved.

FIRST AGENDA ITEM

CHANGE THE BANK’S NAME, SOLELY BY DELETING THE POSSIBILITY OF USING THE NAMES BANCO SANTANDER SANTIAGO OR SANTANDER SANTIAGO

The Chairman explained that this proposal reflects the fact that the current names pursuant to the bylaws, which include the expression “Santiago,” have lost relevance through disuse and in view of the positioning acquired by the “Santander” brand. The Bank is currently using only the expressions Banco Santander-Chile, Banco Santander, and Santander in its corporate name.

Hence, the proposal submitted to the shareholders for their consideration implies that the expressions “Banco Santander Santiago” or “Santander Santiago” should be deleted from the First Article of the Bylaws.

The Chairman then offered the floor to the shareholders in regard to the proposal in question.

The Chairman stated that, since no one spoke, he proposed that the Meeting approve the amendment of the bylaws by modifying the Bank’s name in the First Article thereof, solely by deleting the possibility of using the names Banco Santander Santiago or Santander Santiago.

Said proposal was approved by acclamation, including the favorable votes of the representatives of each of the Pension Fund Management firms present.

An express record of the following statements is made: that of the representative of Banco Itaú on behalf of third parties, who approved it for 4,055,159,453 shares and abstained for 472,033,950 shares; that of the representative of Banco de Chile on behalf of third parties, who approved it for 2,328,693,202 shares and abstained for 2,931,813,212 shares; that of the representative of Banco Santander-Chile on behalf of foreign investors for 1,474,398,865 shares in favor and abstained for 862,317,404 shares; that of the representative of The Bank of New York Mellon for 28,739,797,600 shares in favor, for 1,188,000 shares against, and for 6,055,948,071 shares for which he abstained; by Banco Santander Chile on behalf of HSBC Bank London Client Account for 3,959,968 shares in favor and 159,270,177 shares for which he abstained; and that of the representative of Banchile Corredores de Bolsa S.A., who voted for 2,659,102 shares in favor and 714,865,458 shares for which he abstained.

SECOND AGENDA ITEM

REDUCE THE NUMBER OF PRINCIPAL DIRECTORS FROM 11 TO 9, WHILE CONSERVING THE 2 ALTERNATE DIRECTORS, AND ACCORDINGLY AMEND RELATED CLAUSES OF THE BYLAWS. IT IS PROPOSED THAT THE CURRENT DIRECTORS REMAIN IN OFFICE UNTIL THE NEXT BOARD ELECTION TO BE HELD AS PROVIDED FOR IN THE CORPORATE BYLAWS

The Chairman informed the Meeting that, in conformity with the provisions of article 49, No. 4, of the General Banking Act, authorization was requested from the Superintendency of Banks and Financial Institutions to propose a reduction of the number of principal directors, as indicated above, to this Meeting, which authorization was duly granted by a letter to the General Manager under No. 14,677 of October 27, 2016.

He explained that the reasons for this proposal are that a smaller board is considered likely to be more dynamic, favoring its members’ participation in projects as a collective organ. In addition, this number is closer to the average for the principal banks with which the Bank competes in the national financial system, and reflects the practice of most corporations. Furthermore, in recent years and as a result of multiple factors, financial system revenues have declined, which has posed the need for a convergence in the direction of greater simplicity and efficiency, and this proposal would also point toward that objective.

This proposal would imply an amendment of the Fourteenth Article of the Bylaws in regard to the number of principal directors on the institution’s Board.

He stated that it would also have effects on the Twenty Fifth Article of the Bylaws, relating to the quorum required for the Board to meet, which currently stands at six voting members, and he proposed that said Twenty Fifth Article be brought into compliance with current law, in which case the Board would be able to meet with only an absolute majority of the number of directors prescribed in the Bylaws.

Finally, it was proposed to the shareholders that the reduction in the number of principal directors from 11 to 9 should enter into force as of the date of the Bank’s next Ordinary Shareholders Meeting, which will be held no later than April of this year, and that the current principal and alternate directors should remain in office until that time. To that end the following Transitory Provision, which would not be an integral part of the Bylaws, was proposed:

“TRANSITORY PROVISION”: Without being an essential stipulation or clause, and without being an integral part of the restated bylaws, the reduction in the number of principal directors from eleven to nine, in accordance with the Fourteenth Article of the Bylaws, as approved at the Extraordinary Shareholders Meeting held on January 9, 2017, shall enter into force as of the date of the next Ordinary Shareholders Meeting and the current eleven principal directors and two alternate directors shall remain in office up to that date.”

The Chairman then offered the floor to the shareholders in regard to this Agenda item

Ms. Javiera Ross Molina took the floor in representation of AFP Provida, and rejected the proposal.

Mr. Andrés Araya Medina took the floor in representation of AFP Modelo and stated that he also rejected the proposal.

In regard to this Second Agenda Item, the Chairman stated that, since no one else spoke, he moved the approval of the proposed reform of the Bylaws to approve the reduction in the number of principal directors from 11 to 9, while conserving the 2 alternate directors; the resulting amendment of the Fourteenth Article stipulating the number of directors and that of the Twenty Fifth Article of the Bylaws regarding the quorum for Board meetings, and the introduction of a transitory provision, entirely as previously expressed.

The proposed reform of the Bylaws was approved by acclamation, with the contrary votes of the aforementioned AFPs.

An express record of the following statements is made: that of the representative of Banco Itaú on behalf of third parties, who approved it for 4,055,159,453 shares and for 472,033,950 shares for which he abstained; that of the representative of Banco de Chile on behalf of third parties, who voted in favor for 2,328,693,202 shares and for 2,931,813,212 shares for which he abstained; that of the representative of Banco Santander-Chile on behalf of foreign investors for 1,474,398,865 shares in favor and for 862,317,404 shares for which he abstained; that of the representative of The Bank of New York Mellon for 28,718,8119,600 shares for which he voted in favor, for 1,247,600 shares for which he voted against, and for 6,076,866,471 shares for which he abstained; by Banco Santander Chile on behalf of HSBC Bank London Client Account for 3,959,968 shares for which he voted in favor and 159,270,177 shares for which he abstained; and that of the representative of Banchile Corredores de Bolsa S.A., who voted for 2,659,102 shares in favor and 714,865,458 shares for which he abstained.

THIRD AGENDA ITEM

UPDATE THE CAPITAL STOCK STIPULATED IN THE BYLAWS TO REFLECT THE REVALUATION OF OWN CAPITAL OCCURRING BETWEEN JANUARY 1, 2002 AND DECEMBER 31, 2008

The Chairman made a record of the fact that this item involves only updating the amount of the capital stock to reflect the revaluation of own capital, with the aim of harmonizing the accounting entries with the stipulations of the Bylaws, which would not require any change in the number of shares into which said capital is divided.

He pointed out that the last updating of the capital stock to reflect the revaluation of own capital dates to the reform of the Bylaws approved at the Extraordinary Shareholders Meeting held on July 18, 2002, at which time a record was made of the fact that the capital stock totaled $675,907,917,086, corresponding to the Bank’s subscribed and paid-up capital, including the revaluation of own capital as of December 31, 2001, divided into 188,446,126,794 registered shares without par value, of a single series.

He stated that the proposal implied the updating of the Bank’s capital stock to the sum of $891,302,881,691, including $215,394,964,605 corresponding to the revaluation of the Bank’s own capital account accumulated from January 1, 2002 to December 31, 2008, the date from which the Generally Accepted Accounting Principles (GAAP) ceased to be applicable to the Bank’s accounting and were replaced by the new Compendium of Accounting Standards adopted by the Superintendency of Banks and Financial Institutions in 2009, whose principles and standards commencing that year do not require adjustments of capital to reflect the effects of inflation.

The foregoing would require an amendment of the Fifth Article of the Bylaws to read as indicated above.

He likewise proposed the deletion of the Second Transitory Article, still present in the Bylaws, which regulates the structure of the capital stock and has become obsolete.

The Chairman offered the floor, and since no one spoke, the aforementioned proposals were approved by acclamation, including the favorable voice vote of the AFPs present.

An express record of the following statements is made: that of the representative of Banco Itaú on behalf of third parties, who approved it for 4,055,159,453 shares and for 472,033,950 shares for which he abstained; that of the representative of Banco de Chile on behalf of third parties, who voted in favor for 2,328,693,202 shares and for 2,931,813,212 shares for which he abstained; that of the representative of Banco Santander-Chile on behalf of foreign investors for 1,474,398,865 shares for which he voted in favor and for 862,317,404 shares for which he abstained; that of the representative of The Bank of New York Mellon for 28,739,840,800 shares for which he voted in favor, for 1,303,600 shares for which he voted against, and for 6,055,789,271 shares for which he abstained; by Banco Santander Chile on behalf of HSBC Bank London Client Account for 3,959,968 shares for which he voted in favor and 159,270,177 shares for which he abstained; and that of the representative of Banchile Corredores de Bolsa S.A., who voted for 2,659,102 shares in favor and 714,865,458 shares for which he abstained.

FOURTH AGENDA ITEM

DELETE TRANSITORY CLAUSES OF THE BYLAWS WHICH HAVE ALREADY PRODUCED ALL THEIR EFFECTS

The Chairman stated that it had already been resolved to delete the Second Transitory Article of the Bylaws, wherefore it was now necessary to decide on the deletion of the First Transitory Article, bearing on the effects of the merger by absorption between the former Banco Santander and Banco Santiago, now Banco Santander-Chile.

This article has already fully served its purpose and accomplished its objective, wherefore he proposed to the Meeting that it be deleted.

He offered the floor to the shareholders, and since no one spoke, the deletion of the First Transitory Article of the Bylaws was approved by acclamation, including the favorable voice votes of the AFPs present. An express record of the following statements is made: that of the representative of Banco Itaú on behalf of third parties, who approved it for 4,055,159,453 shares and for 472,033,950 shares for which he abstained; that of the representative of Banco de Chile on behalf of third parties, who voted in favor for 2,328,693,202 shares and for 2,931,813,212 shares for which he abstained; that of the representative of Banco Santander-Chile on behalf of foreign investors for 1,474,398,865 shares for which he voted in favor and for 862,317,404 shares for which he abstained; that of the representative of The Bank of New York Mellon for 28,735,706,800 shares for which he voted in favor, for 1,088,400 shares for which he voted against, and for 6,060,138,471 shares for which he abstained; by Banco Santander Chile on behalf of HSBC Bank London Client Account for 3,959,968 shares for which he voted in favor and 159,270,177 shares for which he abstained; and that of the representative of Banchile Corredores de Bolsa S.A., who voted for 2,659,102 shares in favor and 714,865,458 shares for which he abstained.

FIFTH AGENDA ITEM

AMEND OTHER PROVISIONS OF THE BYLAWS TO BRING THEM INTO COMPLIANCE WITH THE CURRENTLY APPLICABLE PROVISIONS OF LAW

The Chairman stated that the last reform of the Bank’s Bylaws dated to the one approved at the Extraordinary Shareholders Meeting held on April 24, 2007, whose minutes were converted into a public deed dated May 24 of the same year at the Santiago Notarial Office of Ms. Nance de la Fuente, in which certain provisions related to the Bank’s name were approved.

From that time to the present the Corporations Act, which is applicable to banking institutions in subsidiary fashion, to the exclusion of certain topics expressly excepted in the General Banking Act, has undergone a number of changes which require the Bylaws to updated to bring them into compliance therewith.

For that reason he explained that he had placed a comparative draft of the current Bylaws and the proposed amendments thereof at the shareholders’ disposal, the most important of which differences were:

/a/ The deletion of the expression “General” in relation to the shareholders meetings from several articles, since they are now simply Ordinary or Extraordinary Shareholders Meeting;

/b/ Adjustment of the current provisions on the loss, larceny, or theft of stock certificates, with which the EIGHTH ARTICLE would come to read as follows: “EIGHTH ARTICLE: Once the loss, larceny, theft, or cancellation of a certificate or a similar accident has been demonstrated, the person in whose name the shares are registered may request a new one, following completion of the procedure prescribed in the Corporations Act and its Regulations”;

/c/ Amendment of the Board’s mode of operation, with which the TWENTY FOURTH ARTICLE would come to read as follows: “TWENTY FOURTH ARTICLE: The Board meetings shall be held at the company’s domicile, unless the directors unanimously agree to hold a particular meeting outside the company’s domicile or all the directors participate therein. The Board shall meet in ordinary session at least once a month, on the days and at the times it itself designates, and additionally, in extraordinary session when summoned by the Chairman at his own initiative or at the request of three or more directors, following the Chairman’s determination of the need for a meeting, unless it is requested by an absolute majority of the incumbent directors, in which case the meeting must necessarily be held, without the need for a prior determination. Only the topics specifically stated in the notice of meeting may be addressed at extraordinary meetings, unless all the incumbent directors are present and unanimously agree otherwise. Summonses to extraordinary meetings shall be made in accordance with and in the form prescribed by law”; and

/d/ The final paragraph of the FORTY FIFTH ARTICLE, which prescribes a quorum of two thirds of the issued shares for the adoption of resolutions for non-distribution of dividends, is deleted, since that provision of the bylaws runs counter to the rule prescribed in article 79 of Law No. 18,046 on Corporations, which is fully applicable to banks.

He explained that his statement in regard to this agenda item would be reflected in the restated text of the Bylaws, whose execution, reading, and approval he would propose to this Meeting in the following agenda item.

The Chairman asked whether there was agreement on the changes he proposed to make in the Bank’s Bylaws to bring them into compliance with the current legal provisions according to the text placed at the shareholders’ disposal.

Since no shareholders spoke, it was approved by acclamation, with the favorable voice votes of the AFPs present, to amend other aspects of the Bylaws so as to bring them into compliance with the current provisions of law on the topics in question. An express record of the following statements is made: that of the representative of Banco Itaú on behalf of third parties, who approved it for 4,055,159,453 shares and for 472,033,950 shares for which he abstained; that of the representative of Banco de Chile on behalf of third parties, who voted in favor for 2,328,693,202 shares and for 2,931,813,212 shares for which he abstained; that of the representative of Banco Santander-Chile on behalf of foreign investors for 1,474,398,865 shares for which he voted in favor and for 862,317,404 shares for which he abstained; that of the representative of The Bank of New York Mellon for 28,735,132,000 shares for which he voted in favor, for 1,143,600 shares for which he voted against, and for 6,060,658,071 shares for which he abstained; by Banco Santander Chile on behalf of HSBC Bank London Client Account for 3,959,968 shares for which he voted in favor and 159,270,177 shares for which he abstained; and that of the representative of Banchile Corredores de Bolsa S.A., who voted for 2,659,102 shares in favor and 714,865,458 shares for which he abstained.

SIXTH AGENDA ITEM

TO REFLECT THE FOREGOING CHANGES, IT IS PROPOSED TO APPROVE A RESTATED TEXT OF THE BANK’S CORPORATE BYLAWS

The Chairman proposed the approval of a restated text of the Bank’s Bylaws to fully replace the restated text contained in the reform approved at the Extraordinary General Meeting of Shareholders held on July 18, 2002, whose minutes were converted into a public deed on July 22, 2002 at the Santiago Notarial Office of Mr. Andrés Rubio Flores, The new restated text shall include all the changes made subsequent to that date and those approved at this Meeting.

The draft for the restated text of the Bylaws has been placed at the shareholders’ disposal in the Bank’s Shares Department, located at Calle Bombero Ossa 1068, eighth floor, Santiago, and on the Bank’s www.santander.cl website, “Shareholders” section; in addition, a copy of that text has been delivered to the shareholders present in the meeting room, and was projected on the room’s screen.

The Chairman asked the Secretary to read out the restated text of the Bank’s Bylaws whose approval he proposed, and to fully incorporate it into the minutes of this Meeting which are drawn up, becoming a part thereof for all legal intents and purposes.

The Secretary took the floor and read out the new restated text of the Bank’s Bylaws:

“CORPORATE BYLAWS OF BANCO SANTANDER-CHILE

FIRST TITLE: Name, Domicile, Duration, and Purpose

FIRST ARTICLE: The name of the corporation shall be Banco Santander-Chile; it may also use the names Banco Santander or Santander, and it shall be governed by these bylaws, the General Banking Act, and other legal and regulatory provisions currently in being or adopted in the future on the subject matter.

SECOND ARTICLE: The Company shall have its domicile in the city of Santiago, without prejudice to the agencies or branches which it may open, maintain, or close in other parts of the country or abroad, in conformity with law and upon obtaining the required authorizations.

THIRD ARTICLE: The Company shall have an indefinite duration.

FOURTH ARTICLE: The Bank’s purpose shall be the execution or performance of all legal acts, contracts, businesses, or operations and transactions which the laws, and especially the General Banking Act, permit banks to conduct, without prejudice to expanding or restricting its sphere of action in harmony with the legal provisions currently in force or adopted in the future, without the need for an amendment of these bylaws.

SECOND TITLE: Capital and Shares

FIFTH ARTICLE: The Bank’s capital stock is the sum of $891,302,881,691 [pesos], divided into 188,446,126,794 registered shares with no par value, of a single series. The capital stock is fully subscribed for, deposited, and paid up.

SIXTH ARTICLE: The shares shall be registered and shall be represented by certificates whose form, issuance, delivery, cancellation, replacement, exchange, transfer, and conveyance shall be subject to the provisions on the subject matter in the Corporations Act and its Regulations.

SEVENTH ARTICLE: The Bank does not recognize or accept fractions of shares, If one or more shares belong in community or co-ownership to several persons, the common owners or co-owners shall be obligated to designate a common agent to act on their behalf vis-à-vis the company.

EIGHTH ARTICLE: Once the loss, larceny, theft, or cancellation of a certificate or a similar accident has been demonstrated, the person in whose name the shares are registered may request a new one, following completion of the procedure prescribed in the Corporations Act and its Regulations.

NINTH ARTICLE: A registry of all the shareholders shall be kept, with annotation of the number of shares owned by each one. Only the rights which the law grants shareholders that are registered far enough in advance as required, depending on the circumstances, may be exercised.

TENTH ARTICLE: Registration of shares over which a usufruct has been constituted in the Shareholders Registry must be done in the name of the bare owner and the usufructuary, specifying the existence, mode, and term of the usufruct.

ELEVENTH ARTICLE: Options for subscription of capital increases must be offered on a pre-emptive basis to the shareholders, in proportion to the number of shares they own, and the released shares which are issued shall be distributed in the same proportion.

TWELFTH ARTICLE: Shares subscribed for by a shareholder and not paid up at the stipulated time shall be sold by the Bank on a Stock Exchange, or alternatively, the number of shares reflected in the stock certificate shall be reduced to the amount effectively paid up.

THIRD TITLE: Administration

THIRTEENTH ARTICLE: The Bank’s administration shall be vested in a Board, without prejudice to the authorities held by the Shareholders Meeting pursuant to these bylaws, the Act, or its Regulations.

FOURTEENTH ARTICLE: The Board shall be comprised of nine principal members and two alternates, elected by the respective Shareholders Meeting.

FIFTEENTH ARTICLE: The directors may be shareholders or persons who are not members of the company.

SIXTEENTH ARTICLE: The directors shall hold office for three years, may be indefinitely re-elected, and shall be re-appointed in their entirety at the conclusion of each term of office. If the Shareholders Meeting required to make a periodic election of directors is not held at the stipulated time for any reason, the incumbency of those who have completed their terms shall be understood to be extended until their replacements are appointed, and the Board shall be obligated to summon a Shareholders Meeting to make said appointments within a term of thirty days.

SEVENTEENTH ARTICLE: The directors shall be compensated for their service. The amount of their compensation shall be fixed annually by the Ordinary Shareholders Meeting. The foregoing is understood as being without prejudice to the benefits which are due them as salaries, fees, travel expenses, representation expenses, payments due as delegates of the Board, or other stipends in money, kind, or royalties of any class, whether assigned to particular directors by the Shareholders Meeting or by the Board with its approval, for specific functions or work above and beyond their obligations as directors which have been entrusted to them precisely by the Shareholders Meeting or the Board. A detailed and separate record of these special compensations must be made in the Annual Report, indicating the full name of each director who has received them.

EIGHTEENTH ARTICLE: Without prejudice to other legal disqualifications or conflicts of interest, the following cannot hold a director’s position: a) a person who has been convicted or is on trial for crimes penalized with a principal or accessory penalty of temporary suspension or permanent disqualification to hold public positions or offices; b) a debtor subject to a pending insolvency procedure for liquidation, c) legislators; d) directors or employees of any other financial institution; e) employees of the Office of the President of the Republic or employees or officials of the Treasury or of the Services, Fiscal or Semi-Fiscal Institutions, Autonomous Agencies, State-Owned Enterprises, and generally all the Public Services created by law, as well as those of companies, partnerships, or public or private entities to which the State or its companies, partnerships, or centralized or decentralized institutions have contributed the majority capital or a proportion equal thereto, or have a similar representation or participation. Nevertheless, the limitation prescribed in this letter e) shall not apply to persons who hold teaching positions; and f) Bank employees.

NINETEENTH ARTICLE: In the elections of directors, each shareholder shall have one vote for each share held or represented, and may cast all such votes in favor a single candidate or distribute them as deemed convenient; those who receive the largest number of votes in a single vote shall be proclaimed as elected, until the number of persons to be elected is reached. Elections of principal and alternate directors must be held separately. To proceed to a vote, the Chairman and the Secretary, jointly with the persons who have been previously been designated by the Shareholders Meeting to sign the minutes thereof, must make a documentary record of the votes which are cast through voice vote by the shareholders present, according to the list of attendance. However, any shareholder shall be entitled to vote on a ballot signed by him, stating whether he signs on his own behalf or as a proxy. In any event, to facilitate the casting or speed of a vote, the Chairman of the company or the Superintendency, if applicable, may order an alternative procedure or permit either a voice vote or a ballot, or any other procedure stipulated as adequate for the purpose. In making the count resulting from the annotations made by the aforementioned persons, the Chairman shall read out the votes cast aloud so that all the persons present can count the votes themselves and the truthfulness of the result can be proven with said annotation and ballots. The Secretary shall add up the votes and the Chairman shall proclaim the candidates receiving the first majorities and thereby elected, until the number of persons to be elected is reached. The Secretary shall place the document reflecting the vote count, signed by the persons responsible for taking note of the votes cast, as well as the ballots delivered by the shareholders who did not vote by voice, in an envelope which shall be closed and sealed with the company’s seal, and shall be kept on file at the Bank for at least two years.

TWENTIETH ARTICLE: Every election to the Board, or every change thereof, must be recorded in a public deed executed before a Notary, published in a Santiago newspaper, and reported to the Superintendency of Banks and Financial Institutions by sending it an authorized copy of the respective public deed. The appointments of the General Manager and Assistant Deputy Manager must likewise be reported and converted into a public deed.

TWENTY FIRST ARTICLE: Vacancies which arise in the Board when a director ceases to hold the position, either because he becomes subject to any conflict of interest, limitation, or legal disqualification or because he is subject to a pending insolvency procedure for liquidation, or due to impossibility of serving, unjustified absence, death, resignation, or for another legal cause, shall be filled in the following manner: a) vacancies of principal directors by alternate directors; and b) in case of vacancies of alternate directors because of the application or circumstances not provided for in letter a), above, or vacancies of principal directors which could not be filled as provided for in this letter because the alternate directors have become principal directors, the appropriate replacements shall be appointed at the first meeting to be held. The directors so designated shall remain in office until the next Ordinary Shareholders Meeting, at which the definitive appointments shall be made for the time remaining to complete the replaced directors’ terms.

TWENTY SECOND ARTICLE: The alternate directors may always take part in the Board meetings with the right to speak. They shall have the right to vote only when they replace a principal director.

TWENTY THIRD ARTICLE: The Board shall separately elect a Chairman, a First Vice Chairman, and a Second Vice Chairman from among its members at the first meeting held after the Shareholders Meeting has appointed it or at its first meeting held after the persons in question have ceased to hold the position for any reason. In case of a tie vote, the person who chairs the meeting shall have the tie-breaking vote.

TWENTY FOURTH ARTICLE: The Board meetings shall be held at the company’s domicile unless the directors unanimously resolve to hold a particular session outside the company’s domicile or all the directors participate therein. The Board shall meet in ordinary session at least once a month, on the days and at the times it itself designates, and additionally, in extraordinary session when summoned by the Chairman at his own initiative or at the request of three or more directors, following the Chairman’s determination of the need for a meeting, unless it is requested by an absolute majority of the incumbent directors, in which case the meeting must necessarily be held without the need for a prior determination. Only the topics specifically stated in the notice of meeting may be addressed at extraordinary meetings, unless all the incumbent directors are present and they unanimously agree otherwise. Summonses to extraordinary meetings shall be made in accordance with and in the form prescribed by law

TWENTY FIFTH ARTICLE: The quorum for Board meetings shall be the absolute majority of the number of directors entitled to vote as prescribed in these bylaws. Resolutions shall be adopted by the absolute majority of the directors present who are entitled to vote. In case of a tie vote, the person who chairs the meeting shall have the tie-breaking vote. Directors who, though not present, are in simultaneous and permanent communication through technological means which have been authorized by the Superintendency of Banks and Financial Institutions shall be understood to participate in the meetings.

TWENTY SIXTH ARTICLE: Directors who have an interest in a business dealing, a legal act, a contract, or an operation or transaction not specifically of a banking nature, or as representatives of another person, must inform the other directors thereof. The respective resolutions shall be approved by the Board and must be in accordance with conditions of equity similar to those which customarily prevail in the market; they shall be disclosed at the next Ordinary Shareholders Meeting by the person who chairs it.

TWENTY SEVENTH ARTICLE: A record of the Board’s deliberations and resolutions shall be made in a special minute book to be kept by the Secretary. The minutes must be consecutively numbered, with one numbering sequence assigned for ordinary meetings and another to extraordinary meetings, and they must be signed by the directors who took part in the meeting and by the Secretary or the person who performs his functions. A director who believes certain minutes contain inaccuracies or omissions is entitled to record his reservations prior to signing them. Resolutions may be carried out without the need to approve the minutes at a subsequent meeting. If any of the persons present dies, refuses to sign the minutes, or is prevented from doing so for any reason, a record of said impediment shall be made at the foot thereof.

TWENTY EIGHTH ARTICLE: The directors shall be personally responsible or liable for all the legal acts they execute in the performance of their functions. A director who wishes to avoid responsibility or liability for any legal act or resolution of the Board must make a record of his opposition in the minutes and the Chairman shall be informed thereof at the next Ordinary Shareholders Meeting.

TWENTY NINTH ARTICLE: The Board shall represent the Bank judicially and extrajudicially and for the pursuit of its corporate purpose, which need not be demonstrated to third parties in any manner; it shall be vested with all the authorities and powers of administration which the law or the bylaws do not define as pertaining exclusively to shareholders meetings, without the need to confer any special power of attorney whatsoever, even for legal acts or contracts for which the laws so require. The foregoing does not impair the Bank’s judicial representation by the General Manager. The Board may delegate part of its powers to the General Manager, to one or more managers, assistant managers, or attorneys of the Bank, to a director, or to a Committee of Directors, as well as to other persons for specific purposes.

THIRTIETH ARTICLE: The Board shall designate three Directors from among its members to serve on a Committee of Directors which shall be governed by the provisions of article 50 bis of the Corporations Act.

FOURTH TITLE: The Chairman/President

THIRTY FIRST ARTICLE: The Chairman of the Board shall likewise be the president of the company and the chairman of the Shareholders Meetings. He shall have the following obligations and authorities, in addition to those prescribed in the pertinent legal and regulatory provisions, in these bylaws, or by the Board: a) chair the Board and Shareholders Meetings; b) enforce strict compliance with the bylaws, the Board’s resolutions, and the resolutions of the Shareholders Meetings; c) summon the Board meetings; d) sign the annual reports and the resolutions and communications which emanate from the Board and the Shareholders Meetings. In case of the absence or temporary impediment of the Chairman/President, the First Vice Chairman/First Vice President shall act in his stead, and the latter’s absence the Second Vice Chairman/Second Vice President shall act, or finally, the person designated by the Board from among its members or the shareholder designated by the Shareholders Meeting, as the case may be. Replacement is an internal company procedure which shall not require any formality, and it shall not be necessary to demonstrate its validity to third parties in order to assure the validity of the replacement’s actions; the sole fact of its occurrence suffices to make said actions efficacious.

FIFTH TITLE: The General Manager

THIRTY SECOND ARTICLE: The Board must designate a General Manager, who shall be responsible for the day-to-day direction of the Bank’s business and its overall representation at all its offices. The General Manager shall exercise the Bank’s judicial representation, being legally vested with the powers prescribed in both parts of article 7 of the Code of Civil Procedure. His position shall be incompatible with that of a Bank director, which does not prevent a Bank director from holding the General Manager’s position in transitory fashion for no more than ninety days. He shall have the right to speak at the Board meetings, but shall be accountable to the Board members for all agreements which are unlawful or harmful to the company’s interests when no record of his contrary opinion is made in the minutes. He shall likewise have the obligations and authorities prescribed for him by the pertinent legal and regulatory provisions and those of the bylaws, as well as the powers conferred on or delegated to him by the Board. He shall additionally be the Secretary of the Board and of the Shareholders Meeting, unless another person is specially designated to serve as such. In the event of his temporary absence or impediment, the General Manager shall be replaced by the Alternate General Manager designated by the Board.

SIXTH TITLE: The Managers

THIRTY THIRD ARTICLE: The Board shall designate one or more managers, who shall be responsible for the Bank’s operations and businesses at the offices, branches, departments, or services placed under their management. They shall additionally have the obligations and authorities conferred on them by the pertinent legal and regulatory provisions and the bylaws, and the powers conferred on or delegated to them by the Board. If there are two or more manages, the one designated by the Board shall replace the General Manager in the event of his absence or impediment.

SEVENTH TITLE: Responsibility/Liability for Administration

THIRTY FOURTH ARTICLE: The directors, managers, and other employees of the Bank shall be personally responsible and liable for any infringements of these bylaws, the General Banking Act, or any other legal or regulatory provision they may commit in the performance of their functions. They shall likewise be accountable for similar infringements committed and tolerated with their consent.

EIGHTH TITLE: Shareholders Meetings

THIRTY FIFTH ARTICLE: The shareholders shall meet in Ordinary or Extraordinary Sessions held in Santiago. The resolutions adopted at a validly summoned and convened Shareholders Meeting, in conformity with the bylaws, shall be binding on all the shareholders.

THIRTY SIXTH ARTICLE: The Ordinary Shareholders Meetings shall be held annually on the dates determined by the Board within the first four months following the annual balance-sheet date. There shall be an Extraordinary Shareholders Meeting whenever the company’s needs so require. The meetings shall be summoned by the Board at its own initiative or at the request of shareholders that represent at least ten per cent of the issued shares having a legal right to vote. If in this circumstance the Board, and through it the Chairman, refuse to issue a summons, the Superintendent of Banks and Financial Institutions may be requested to do so.

THIRTY SEVENTH ARTICLE: The summons to a Meeting shall be given through a prominent notice to be published three times on different days in the Santiago newspaper which has been chosen by the Ordinary Shareholders Meeting, and in the absence of agreement or in the event of a suspension or disappearance of the designated newspaper’s circulation, in the Official Journal, at the time, in the form, and under the conditions stipulated by the Regulations of the Corporations Act. Summonses to Extraordinary Meetings shall state the topics which will be submitted to them. The summons to a Meeting shall likewise be announced through letters sent to the shareholders a minimum of fifteen days in advance of the date set for the Meeting to be held, and it must contain a reference to the topics to be addressed at it. Failure to send said letters shall not invalidate the summons, without prejudice to legal liabilities. On a date no later than that of the first notice of a summons for an Ordinary Meeting, each shareholder must be sent a copy of the Bank’s Annual Report and Balance Sheet, including the auditors’ opinion and its respective notes.

THIRTY EIGHTH ARTICLE: The Shareholders Meetings shall convene in response to a first call with the presence of as many shareholders as represent, directly or by proxy, at least an absolute majority of the issued voting shares. If said quorum is not satisfied, a new summons shall be given, for a meeting which must be scheduled to be held in the manner prescribed in the thirty seventh article of these bylaws, indicating that it is a second call and scheduling the new Meeting to be held within the forty five days subsequent to the date scheduled for the Meeting that was not held due to a lack of quorum. A Meeting summoned in a second call shall lawfully convene with the number of issued voting shares present or represented thereat.

THIRTY NINTH ARTICLE: In the absence of a special rule, the Shareholders Meeting resolutions shall be adopted by an absolute majority of the voting shares present or represented.

FORTIETH ARTICLE: The Ordinary Shareholders Meetings have the following responsibilities: a) deliberate and resolve on the Annual Report and Balance Sheet which must be submitted by the Board; b) annually designate an external auditing firm in conformity with the provisions of law to report on the balance sheet and comply with the legal requirements; c) elect the members of the Board when appropriate pursuant to these bylaws; d) resolve the distribution of the liquid profits or earnings for each fiscal year, and at the Board’s request, order the distribution of a dividend to the shareholders as of the end of each fiscal year, as prescribed in the forty sixth article of these bylaws; and e) in general, deliberate and resolve on any other topic of corporate interest which is not reserved to an Extraordinary Shareholders Meeting. The revocation of all the Board members elected by the shareholders and the designation of their replacements may be resolved at an Ordinary or Extraordinary Shareholders Meeting, but the individual or collective revocation of one or more Board members is accordingly invalid.

FORTY FIRST ARTICLE: The Extraordinary Shareholders Meetings are responsible for deciding on the topics indicated by the law or those which fall under their competence pursuant to these bylaws.

FORTY SECOND ARTICLE: Resolutions on the topics indicated in the notice of meeting may be adopted at Extraordinary Shareholders Meetings.

FORTY THIRD ARTICLE: The shareholders may have themselves represented at Meetings by another person, whether a shareholder or not, as is stipulated in the legislation on corporations.

FORTY FOURTH ARTICLE: A record the Shareholders Meetings’ deliberations and resolutions shall be made in a special minute book, to be kept by the Secretary, if any, or in his absence by the company’s General Manager. The minutes shall be signed by the Chairman or the person who performs his functions, by the Secretary and three shareholders elected by the Meeting, or by all the persons present if they number fewer than three. In the event of death, refusal, or impediment to signing the minutes on the part of any of the persons who must do so, a record of the impediment shall be made at the foot thereof. An extract of the minutes shall be made to record what happened at the meeting, and an official copy of the following data shall necessarily be made: the names of the shareholders present and the number of shares owned or represented by each of them (a brief summary of any objections may be omitted if it is attached to the same page or roll of attendance), a list of the proposals submitted for discussion and the results of the votes taken, and the list of the shareholders who voted for or against. Solely by the unanimous consent of the persons present may a record of any event occurring at the meeting which is related to the company’s interests be deleted from the minutes.

The persons present at Shareholders Meetings shall sign a roll of attendance on which they shall indicate the number of shares the signatory holds, the number of shares he represents, and the name of the shareholder he represents.

NINTH TITLE: Annual Report, Balance Sheet, and Distribution of Profits

FORTY FIFTH ARTICLE: A Balance Sheet shall be drawn up as of the thirty first day of December of each year, to be submitted to the Ordinary Shareholders Meeting for its consideration, jointly with the Annual Report. The Balance Sheet and Statement of Income shall be published in conformity with the currently applicable legal and regulatory provisions.

FORTY SIXTH ARTICLE: The liquid profits or earnings reflected in the Balance Sheet shall be applied preferentially to absorb prior-year losses. The balance which is earned shall be allocated as may be resolved by the Shareholders Meeting, at the Board’s recommendation, to: a) an increase of the effective capital, the formation of a fund for future capitalizations or dividends, or other special reserve funds; these uses shall receive the amounts the Meeting deems convenient, in conformity with the limits and obligations prescribed by law; and b) the distribution of dividends to the shareholders in proportion to their shareholdings.

TENTH TITLE: Dissolution and Liquidation

FORTY SEVENTH ARTICLE: The Bank may be dissolved and liquidated if it is so resolved at an Extraordinary Shareholders Meeting, with the favorable vote of at least two thirds of the issued voting shares and it is approved by the Superintendent of Banks and Financial Institutions.

FORTY EIGHTH ARTICLE: Once the voluntary dissolution to which the preceding article refers has been resolved, the Shareholders Meeting at which it is resolved shall appoint a committee of three shareholders to proceed to the company’s liquidation. The liquidating committee so created shall act with the powers and obligations which the bylaws confer on the Board, and it shall keep the shareholders informed of the liquidation’s progress, shall summon Ordinary Shareholders Meetings on the dates scheduled for them, being authorized to likewise summon Extraordinary Shareholders Meetings. In all other respects the provisions of the Commercial Code, the applicable provisions of the Corporations Act, and the corporate regulations which govern the company shall be followed.

FORTY NINTH ARTICLE: The compensation for the Liquidating Committee referred to in the preceding article shall be fixed by the same Shareholders Meeting at which it is appointed.

ELEVENTH TITLE: Arbitration

FIFTIETH ARTICLE: Any difficulty which may arise between the company and any of the shareholders or directors, or between such persons, in connection with the application of these bylaws or the recognition of the existence, nonexistence, validity, nullity, construction, performance or breach, dissolution, liquidation, or any other cause shall be submitted to resolution by two arbitrators at law and in equity, who shall rule without subsequent appeal, one of whom shall be appointed by each party. If they cannot reach agreement, the parties shall appoint a third arbitrator to resolve the discord. If there is no agreement for the third arbitrator’s appointment, the two previously appointed arbitrators shall make the designation. If either party refuses to participate in the appointment of arbitrators or, after they have been appointed, there is no agreement on the ruling and neither the parties nor the arbitrators have designated the third arbitrator to resolve the discord, the designation of said arbitrator, if any, or of the third participant in discord, shall be made by the Ordinary Court of Justice, and the person so designated must necessarily be one who has held or currently holds the position of attorney and member of the Honorable Supreme Court.

TRANSITORY PROVISION: Without being an essential stipulation or clause, and without being an integral part of the restated bylaws, the reduction in the number of principal directors from eleven to nine, in accordance with the Fourteenth Article of the Bylaws, as approved at the Extraordinary Shareholders Meeting held on January 9, 2017, shall enter into force as of the date of the next Ordinary Shareholders Meeting, to be held no later than April 2017, and the current eleven principal directors and two alternate directors shall remain in office up to that date.”

—— o ——

The Chairman stated that, having read out the proposal for the restated text of the Bylaws of Banco Santander-Chile, he offered the floor to the shareholders, and since none spoke, the execution of the new restated and updated text of the Bank’s Bylaws was approved by acclamation, including the favorable voice vote of the AFPs present in the room, on the terms set forth therein.

An express record of the following statements is made: that of the representative of Banco Itaú on behalf of third parties, who approved it for 4,055,159,453 shares and for 472,033,950 shares for which he abstained; that of the representative of Banco de Chile on behalf of third parties, who voted in favor for 2,328,693,202 shares and for 2,931,813,212 shares for which he abstained; that of the representative of Banco Santander-Chile on behalf of foreign investors for 1,474,398,865 shares for which he voted in favor and for 862,317,404 shares for which he abstained; that of the representative of The Bank of New York Mellon for 28,734,176,400 shares for which he voted in favor, for 2,259,200 shares for which he voted against, and for 6,060,498,071 shares for which he abstained; by Banco Santander Chile on behalf of HSBC Bank London Client Account for 3,959,968 shares for which he voted in favor and 159,270,177 shares for which he abstained; and that of the representative of Banchile Corredores de Bolsa S.A., who voted for 2,659,102 shares in favor and 714,865,458 shares for which he abstained.

SEVENTH AGENDA ITEM

RENDER ACCOUNTS FOR THE OPERATIONS OR TRANSACTIONS TO WHICH TITLE XVI OF LAW 18,046 ON CORPORATIONS REFERS

The Chairman stated that this referred to the legal acts and contracts which the Bank has executed with related parties, understood as being persons linked to its ownership or management. The Secretary shall specify these operations or transactions.

The Secretary reminded the shareholders that the operations or transactions among related parties approved between January 1 and December 31, 2015 were reported at the last Ordinary Shareholders Meeting held in April 2016. Accordingly, what was appropriate at this time was to report on the operations or transactions among related parties approved by the Board between January 1, 2016 and December 31 of the same year.

He explained that the operations or transactions with related parties consist chiefly of technology contracts with Isban España, Produban México, Produban España, Produban Brasil, and Isban México for the maintenance of the Bank’s systems and for the development of certain applications.

The Grupo Santander group has common architecture and information technology platforms for the entire organization, both worldwide and at the regional level, which generates synergies and greater security in product development, systems maintenance, and data processing.

All the contracts with these companies are reviewed by the Directors and Audit Committee, which makes sure they provide for fair conditions for the parties. Accordingly, there are reports from the Bank’s specialized areas, as well as from independent entities, and there is external advising retained by the Committee itself.

The principal services retained with these Group “factories” are the following:

/ONE/ On January 19, 2016 the Board approved the execution of the following operations or transactions: /One.One/ With the Produban México company, a service contract to meet the needs for implementation of the Processes platform (BankSphere). /One.Two/ With the Isban España company, a contract for the planning of systems of local management items, to enrich the MIS V2.0 system with new functionalities; a professional service contract for the documentary management of the set of standards and techniques which permit the management of document flows throughout their life cycle; a professional service contract for the development of Phase II of the Corporate Payments Project, to give the Bank a robust payments engine that can be used through multiple channels.

/TWO/ On March 15, 2016 the Board approved the execution of the following operations or transactions: /Two.One/ With Produban España, a technological service contract called Big Data, an RDA dictionary contract, and a contract for Tallyman expansion and storage. /Two.Two/ With Isban España, a technological service contract for the corporate systems of foreign-currency credit payments; a contract for a segmented APP; a contract for depositary ATM with validation of deposits; a contract for micropayments in a mobile APP; a contract for RDA market risk analysis; a contract for Tallyman implementation services; A CONTRACT FOR FFMM and mobile APP investment and redemptions; and a contract for RDA Norkom.

/THREE/ On June 21, 2016 the Board approved the execution of the following operations or transactions: /Three.One/ With the Produban Brasil company, a service management contract for Expansion of the SAS Environment, Implementation of Police Auditor, the Migration of the Security Operation Center to Produban Brasil, and the Implementation of the Moodys Tool. /Three.Two/ With the Isban España company a contract for KYC On-line and Batch Alerts, New Flow of Renditions in Global Confirming, Advances in mobile APP Quotas, an RDA Project, a Multi-Currency Fixed-Income Treasury Project, a Project for the Vale Vista Company, the MIS Quality Control Project, the Model Accounting Reconciliation and Revenue, Claims, and Monitoring Project for the Apps.

/FOUR/ On September 29, 2016, the Board approved the following operations or transactions: /Four.One/ With the Isban España company, a service contract for “TallyMan Support,” “Depositary ATM Support,” “APP Transfers in Actimize,” and “Interface to Micro-Coverages.” /Four.Two/ With the Produban España company, a service contract for the “Implementation and Replacement of Audio Recording in Vox.”

/Four.Three/ With the Produban Brasil company, a service contract for “Monitoring of Depositary ATM.”

/FIVE/ On October 18, 2016 the Board approved the following operations or transactions: /Five.One/ With the Isban España company, a service contract for Improvements in Massive Credits in Payment Systems the EMIR Project, the Multi-Currency Fixed-Income and APP Persons-Public Mailbox Project. /Five.Two/ With the Produban España company, a service contract for Swift Migration from Produban Mexico to Spain and Improvement of BIG DATA Infrastructure. /Five.Three/ With the Produban Brasil company, a service contract for the Implementation of “Advanced Preventive Attacks” prevention tool.

/SIX/ On November 15, 2016 the Board approved the following operations or transactions: /Six.One/ With Isban España, a technological service contract for the development of the APP Projects, Automation of Bloomberg Flow to Murex and On-Line Certified Virtual Mailbox. /Six.Two/ With the Isban México company, a service contact for technological development relating to the Campaigns and Triggers Loading process.

The Chairman thanked the Secretary for the list he had reported.

EIGHTH AGENDA ITEM

ADOPT THE OTHER RESOLUTION AND CONFER THE POWERS OF ATTORNEY WHICH MAY BE NECESSARY TO COMPLY WITH AND CARRY OUT THE RESOLUTIONS ADOPTED AT THE MEETING

The Chairman proposed empowering the General Manager, Mr. Claudio Melandri Hinojosa, the Inspector Mr. Cristián Florence Kauer, and the attorney Mr. Edgardo Urbano Moreno, acting severally and indistinctly, to convert all or the pertinent parts of the minutes of this Meeting into a public deed once it has been signed by the persons designated to do so, and to carry out all the procedures, initiatives, applications, procedures, registrations, publications, and all necessary acts, in Chile or abroad, to formalize or carry out the resolutions adopted at this Meeting, being empowered to subscribe all kinds of private or public documentation, including all the procedures and declarations which it may be necessary to carry out before the Superintendency of Banks and Financial Institutions, the Superintendency of Securities and Insurance, the Internal Revenue Service, and other appropriate authorities and agencies, being authorized even to make all classes of submissions, petitions, and declarations, and to accept the objections which may be raised or required by the Superintendency of Banks and Financial Institutions, introducing the appropriate changes into the minutes which are executed to that end, and executing the complementary or modifying or rectifying public deeds which may be necessary, and in general to sign the public or private instruments which are required to carry out the complete processing and pronouncement of the resolution and obtain the certification which must be issued by the Superintendency of Banks and Financial Institutions in relation to the reforms of the bylaws approved at this Meeting.

He likewise proposed to empower the bearer of the certificate issued by the Superintendency of Banks and Financial Institutions, or an authorized copy thereof containing the extract of these amendments, to apply for and sign the registrations, sub-registrations, cancellations, and other annotations which may be necessary in the respective Commercial Registry kept by the Conservator of Real Property, and in general to carry out all the procedures and initiatives which may be necessary to perfect this reform of the bylaws and execute the restated text thereof.

There being no further comments or observations, the execution of the aforementioned powers of attorney was approved by acclamation by the shareholders with the favorable voice vote of the AFPs present.

An express record of the following statements is made: that of the representative of Banco Itaú on behalf of third parties, who approved it for 4,055,159,453 shares and for 472,033,950 shares for which he abstained; that of the representative of Banco de Chile on behalf of third parties, who voted in favor for 2,328,693,202 shares and for 2,931,813,212 shares for which he abstained; that of the representative of Banco Santander-Chile on behalf of foreign investors for 1,474,398,865 shares for which he voted in favor and for 862,317,404 shares for which he abstained; that of the representative of The Bank of New York Mellon for 28,739,898,000 shares for which he voted in favor, for 1,300,800 shares for which he voted against, and for 6,055,734,871 shares for which he abstained; by Banco Santander Chile on behalf of HSBC Bank London Client Account for 3,959,968 shares for which he voted in favor and 159,270,177 shares for which he abstained; and that of the representative of Banchile Corredores de Bolsa S.A., who voted for 2,659,102 shares in favor and 714,865,458 shares for which he abstained.

There being no other topics to address at this Extraordinary Shareholders Meeting, and the purpose for which it was summoned having been accomplished, after expressing his appreciation for the shareholders’ participation the Chairman adjourned the meeting at 5:45 pm.

VITTORIO CORBO LIOI	CRISTIÁN FLORENCE KAUER

EDGARDO URBANO MORENO	RICARDO ECCLEFIELD ESCOBAR

GONZALO AGUIRREBEÑA KIRSTEN

CERTIFICATION: The undersigned Notary certifies: ONE. Having attended the Twenty Second Extraordinary Shareholders Meeting of Banco Santander – Chile, of which the foregoing minutes are an official copy, held on the ninth day of January, two thousand seventeen. TWO. Having been present throughout the meeting, which was held at the place, on the date, and at the time that had been scheduled. THREE. That the foregoing minutes are a true and correct expression of the topics addressed and resolved at said Meeting, at which the indicated agenda items were discussed and resolved. FOUR. That all the formalities prescribed by law and the company’s bylaws for Extraordinary Shareholders Meetings to be held were satisfied. FIVE. In conformity with the provisions of article 125 of the Regulations of Law No. 18,046 on Corporations, the Meeting was attended by 21 persons holding 2,594,738 shares of persons in attendance and 179,851,131,213 shares of shareholders that were duly represented, making for a total of 179,853,825,951 shares present, which represented 95.440% of the total of 188,446,825,951 shares validly issued by Banco Santander-Chile. Santiago, January 9, 2017.

Nancy de la Fuente Hernández

Notary Public